

November 1, 2013

Via E-mail
William A. White
President and Chief Executive Officer
Coastway Bancorp, Inc.
One Coastway Plaza
Cranston, RI 02910

> **Re:** **Coastway Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 25, 2013**
> **File No. 333-191120**

Dear Mr. White:

We have reviewed your amended registration statement and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Financial Statements

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-12

1. We acknowledge your response to prior comment 15. Please revise your disclosures to clarify how you adjust the ten-year loss history for qualitative factors that are dependent on charge-offs during the most recent three-year period. In addition, please clarify how you adjust your historical ten-year losses for current asset quality trends.

2.   Please include the table that discloses the amount and percent of the total general allowance comprised of the ten-year loss history and qualitative components presented in your response.

Exhibits

Exhibit 8.2

3.   Please revise the first paragraph on page 2 to limit the independent registered public accounting firm's reliance on the statements and representations contained respectively in the certificates of the officers of the MHC to factual matters.

4.   Please revise the penultimate paragraph on page 5 to state that the discussion under the caption "State Taxation" in the prospectus constitutes the independent registered public accounting firm's opinion. Also revise your disclosure to state that the discussion in the "State Taxation" section of the prospectus is the independent registered public accounting firm's opinion.

Exhibit 23.3

5.   Please have the independent registered public accounting firm revise Exhibit 23.3 to include its consent to:

- the filing of the state tax opinion as an exhibit to the registration statement; and

- the discussion of the state tax opinion in the registration statement.

Please refer to Section IV of Staff Legal Bulletin No. 19 for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
       Jeanette Fritz
       Benjamin M. Azoff, Esq.